Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2011
	(in thousands)
Earnings:
Net loss	$(23,057)	$(21,831)	$(26,934)	$(26,165)	$(10,666)	$(4,443)
Add: Fixed Charges	168	946	884	811	732	334
Earnings as defined	$(22,889)	$(20,885)	$(26,050)	$(25,354)	$(9,934)	$(4,109)

Fixed Charges:
Estimated interest component of rent	$168	$946	$884	$811	$732	$334
Total fixed charges	$168	$946	$884	$811	$732	$334

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1) For purposes of computing the ratio of earnings to fixed charges and the ratio of our combined fixed charges and preference dividends to earnings, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of an estimate of the interest within rental expense.  Earnings were insufficient to cover fixed charges by $23.1 million in 2006, $21.8 million in 2007, $26.9 million in 2008, $26.2 million in 2009, $10.7 million in 2010 and $4.4 million in the first six months of 2011.  For the periods set forth in the table above, we had no earnings and are therefore unable to calculate the ratio of combined fixed charges and preference dividends to earnings.